Mail Stop 4561

June 30, 2008

Richard S. DeRose
Chief Financial Officer
Information Analysis Incorporated
11240 Waples Mill Road, Suite 201
Fairfax, VA 22030

> **Re:** **Information Analysis Incorporated**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-22405**

Dear Mr. DeRose:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief